UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. __)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Andrew Genser

General Counsel

55 Railroad Avenue
Greenwich, Connecticut 06830

203-863-7050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Global Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5) (1)

14.	Type of Reporting Person (See Instructions) PN

(1)	All share percentage calculations in this Schedule 13D are based on 89,481,733 Common Shares, $0.000017727 par value per share, of Myovant Sciences Ltd. (the “Issuer”), calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional Common Shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Global Performance LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Global Equities LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Global Equities II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G637AM102

1.	Name of Reporting Persons: VGE III Portfolio Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Global Equities Master Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Long Fund GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Long Fund Master Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Global Opportunities GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Global Opportunities Portfolio GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G637AM102

1.	Name of Reporting Persons: Viking Global Opportunities Illiquid Investments Sub-Master LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G637AM102

1.	Name of Reporting Persons: O. Andreas Halvorsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G637AM102

1.	Name of Reporting Persons: David C. Ott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G637AM102

1.	Name of Reporting Persons: Rose S. Shabet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This report on Schedule 13D (the “Schedule 13D”) of the Reporting Persons (defined below) relates to the Common Shares, $0.000017727 par value per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”). The Reporting Persons do not directly own any Common Shares. The Reporting Persons acquired Roivant Sciences Ltd. (“Roivant”) common shares (the “Roivant Common Shares”) on December 8, 2015 pursuant to share purchase agreements using capital invested in the Funds (as defined below) by their investors. Roivant directly holds the 40,765,599 Common Shares reported herein. The Reporting Persons previously reported beneficial ownership of Common Shares on a Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on February 10, 2017, as amended by Amendment No. 1 thereto filed with the SEC on February 10, 2017, as amended by Amendment No. 2 thereto filed with the SEC on February 14, 2018 and as amended by Amendment No. 3 thereto filed with the SEC on January 10, 2018, pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. The Reporting Persons are filing this Schedule 13D because, following Roivant’s direct acquisition of 2,424,242 Common Shares on June 4, 2019 as reported in Item 3 of this Schedule 13D (which represented an increase in Roivant’s holdings of the Common Shares of more than 2% of the total number of Common Shares outstanding), Roivant and the Reporting Persons are no longer eligible to file a report on Schedule 13G.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Item 2. Identity and Background

(a), (f)  This Schedule 13D is being filed jointly on behalf of Viking Global Investors LP, a Delaware limited partnership (“VGI”), Viking Global Performance LLC, a Delaware limited liability company (“VGP”), Viking Global Equities LP, a Delaware limited partnership ("VGE"), Viking Global Equities II LP, a Delaware limited partnership ("VGEII"), VGE III Portfolio Ltd., a Cayman Islands exempted company ("VGEIII"), Viking Global Equities Master Ltd., a Cayman Islands exempted company (“VGEM”), Viking Long Fund GP LLC, a Delaware limited liability company (“VLFGP”), Viking Long Fund Master Ltd., a Cayman Islands exempted company ("VLFM"), Viking Global Opportunities GP LLC, a Delaware limited liability company (“Opportunities GP”), Viking Global Opportunities Portfolio GP LLC, a Delaware limited liability company (“Opportunities Portfolio GP”), Viking Global Opportunities Illiquid Investments Sub-Master LP, a Cayman Islands exempted limited partnership (“Opportunities Fund”, and, together with VGE, VGEII, VGEIII, VGEM and VLFM, the “Funds”), O. Andreas Halvorsen, a citizen of Norway, David C. Ott, a citizen of the United States, and Rose S. Shabet, a citizen of the United States (each, a “Reporting Person”, and, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of October 10, 2018, a copy of which is filed herewith as Exhibit 99.1.

(b) The business address of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c) The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of each of VGP, VLFGP, Opportunities GP and Opportunities Portfolio GP is to serve as the general partner or investment manager of related entities engaged in making or recommending investments in securities of public and private companies

The principal business of each of the Funds is to engage in making investments in securities of public and private companies.

The present principal occupation of O. Andreas Halvorsen is Chief Executive Officer of VGI. The present principal occupation of David C. Ott is Advisory Director of VGI. The present principal occupation of Rose S. Shabet is Chief Operating Officer of VGI.

(d) - (e)  During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons do not directly own any Common Shares. The Reporting Persons acquired Roivant Sciences Ltd. (“Roivant”) common shares (the “Roivant Common Shares”) on December 8, 2015 pursuant to share purchase agreements using capital invested in the Funds by their investors. The 40,765,599 Common Shares reported herein are directly owned by Roivant.

Prior to the Issuer’s initial public offering on October 26, 2016, Roivant was the Issuer’s majority shareholder. On June 4, 2019, upon the closing of the Issuer’s underwritten public offering of Common Shares conducted pursuant to a registration statement on Form S-3 (the “Offering”), Roivant purchased an additional 2,424,242 Common Shares from the underwriters of the Offering at the public offering price of $8.25 per share. Roivant purchased the Common Shares using cash on hand.

The information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons do not directly own any Common Shares. In addition, the Reporting Persons currently have no plans or proposals, whether effectuated directly or through the Reporting Persons’ relationship with Roivant, that involve the Issuer and that relate to the management of the Issuer, or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (“13D Transactions”).

Effective July 8, 2016, Dr. Andrew Lo was appointed to the board of directors of Roivant (the “Board”). Dr. Lo is an “independent director” within the meaning of that term under Roivant’s bye-laws. As of the appointment of the independent director, the Reporting Persons voting unanimously with two other major shareholders of Roivant have the right to override certain decisions of the Board under Roivant’s bye-laws, including with respect to dispositions of Common Shares (the “Override Right”). Roivant directly owns the Common Shares that are the subject of this Schedule 13D. As shareholders of Roivant, the Reporting Persons are filing this Schedule 13D because they may be accordingly deemed to have “dispositive power” and, therefore, beneficial ownership, over the Common Shares owned directly by Roivant due to the Override Right.

The filing of this statement shall not be deemed an admission that the Reporting Persons are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this statement. The Reporting Persons may from time to time consider pursuing or proposing 13D Transactions and may discuss, evaluate and/or pursue any such 13D Transactions with their advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

The Reporting Persons do not directly own any Common Shares. As described in Item 4 above, the Reporting Persons may be deemed to beneficially own the Common Shares owned directly by Roivant as a result of the Override Right. The aggregate number and percentage of Common Shares owned directly by Roivant (and which may be deemed to be beneficially owned by each Reporting Person) are, as of the date hereof: 40,765,599 Common Shares, representing 45.6% of the issued and outstanding Common Shares of the Issuer.

VGE has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGE.

VGEII has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

VGEIII has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to

VGEIII. Viking Global Equities III Ltd. (a Cayman Islands exempted company) invests substantially all of its assets through VGEIII.

VGEM has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. VGE and Viking Global Equities III Ltd., through its investment in VGEIII, invests substantially all of their assets through VGEM.

VLFM has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands exempted limited partnership), invest substantially all of their assets through VLFM.

Opportunities Fund has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to Opportunities Fund. Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through Opportunities Fund.

VGI provides managerial services to the Funds. VGI has the power to direct the vote and disposition of investments held by the Funds. Accordingly, VGI may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by the Funds.

VGP, as the general partner of VGE and VGEII, has the power to direct the vote and disposition of investments held by VGE and VGEII. Accordingly, VGP may be deemed to have beneficial ownership over the Common Shares beneficially owned by VGE and VGEII. VGP serves as investment manager to VGEIII and VGEM and has the power to direct the vote and disposition of the investments held by VGEIII and VGEM. Accordingly, VGP may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by VGEIII and VGEM.

VLFGP serves as the investment manager of VLFM and has the power to direct the vote and disposition of investments held by VLFM. Accordingly, VLFGP may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by VLFM.

Opportunities Portfolio GP serves as the general partner of Opportunities Fund and has the power to direct the vote and disposition of investments held by Opportunities Fund. Accordingly, Opportunities Portfolio GP may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by Opportunities Fund.

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the power to direct the vote and disposition of investments held by Opportunities Portfolio GP, which consists of the investments held by Opportunities Fund. Accordingly, Opportunities GP may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by Opportunities Portfolio GP, consisting of any Common Shares deemed beneficially owned by Opportunities Fund.

Messrs. Halvorsen and Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (the general partner of VGI), VGP, VLFGP and Opportunities GP, have shared authority to direct the voting and disposition of investments beneficially owned by VGI, VGP, VLFGP and Opportunities GP. Accordingly, each of Messrs. Halvorsen and Ott and Ms. Shabet may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by VGI, VGP, VLFGP and Opportunities GP.

The percentage of outstanding Common Shares of the Issuer that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated for each Reporting Person based on 89,481,733 Common Shares of the Issuer, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional Common Shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that such Reporting Person may be deemed to beneficially own.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein and the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or with any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of October 10, 2018, among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2019

/s/ O. ANDREAS HALVORSEN

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

/s/ DAVID C. OTT

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

/s/ ROSE S. SHABET

By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP